

Suite 2300, 1177 W. Hastings St.
Vancouver, British Columbia
CANADA V6E 2K3
TSX: KOR OTCQX: CORVF

Tel: (604) 638-3246
Fax: (604) 408-7499
info@corvusgold.com
www.corvusgold.com

NR15-13   **September 16, 2015**

Corvus Gold Intersects Gold-Silver System in Initial East Bullfrog Scout Holes and Soil Survey, North Bullfrog Project, Nevada

Vancouver, B.C… Corvus Gold Inc. ("Corvus" or the "Company") - (TSX: KOR, OTCQX: CORVF) announces positive results from the initial two scout drill holes in the new and previously untested Eastern Steam-heated Zone on its North Bullfrog project. Results from the initial holes in the Alunite Hill target area intersected multiple zones of low-grade gold and silver representing the first confirmation that gold-silver systems are present in this large untested target area (Table 1). Mineralization appears to be directly related to the large outcropping alteration system that currently covers 14 square kilometres along the NNW trending structural zone. The first pass scout drilling in the Eastern target area drilled six holes in three of the eight targets to be tested in 2015 (Figure 1).

In addition, final results from an initial soil survey of the East Bullfrog structural belt returned a number of surface gold and silver anomalies which correlate with known, large structural zones and are enhancing targeting for follow-up drilling (Figure 2).

The ongoing 2015 drill program is targeting new vein systems as well as the expansion of the YellowJacket deposit in the Western Resource Area (WRA). Four to five targets in the WRA will be drilled before returning to the East Bullfrog belt for follow up and new target testing.

Jeff Pontius, Corvus Gold CEO states… "These initial results from our previously untested exploration target area are encouraging. Results have demonstrated the presence of gold-silver mineralization at depth and are directly related to this very large alteration system. In addition the numerous surface anomalies generated by our most recent soil survey have enhanced our targeting and demonstrated the potential scale of the system. The detection of gold and silver mineralization in the large East Bullfrog target area has the potential to be a game changer for the property as the area is nearly three times the size of the area hosting our current deposits. Given the strong economic results demonstrated in the Company's recent PEA and our ongoing District wide exploration for new and expanding high-grade discoveries, we believe that Corvus Gold is uniquely positioned in the junior sector to make a major value impact in the coming months."

Alunite Hill Target

The initial two scout holes into Alunite Hill intersected a shallow (~35^0) west dipping structural zone with characteristic high level alteration and scattered zones of thin stockwork veining. The low angle, west dipping nature of the structural zone is analogous to the major controlling structural zone at the historic Bullfrog mine to the south which also had scattered low grade gold and silver intercepts distal to the main ore body. The low grade gold and silver mineralization is also similar to the distal parts of the YellowJacket deposit in particular with broader areas of silver mineralization generally surrounding gold mineralization.   In addition the occurrence of silver to gold ratios of about 10-1 is a good indicator for mineral systems that have potential for high-grade, YellowJacket type vein systems. The current vectors from these initial two holes and the surface soil results would indicate hotter and better grade parts of the system would be to the NW which is emerging as a strong follow-up target.

Table 1: Initial Results from Alunite Hill Target

(Reported drill intercepts are not true widths. At this time, there is insufficient data with respect to the shape of the mineralization to calculate its true orientation in space.)

	From (m)	**To (m)**	**Length (m)**	**Gold (g/t)**	**Silver (g/t)**
NB-15-260	128.02	134.11	6.09	0.19	1.705
Azi 45 Incl -45	192.02	193.55	1.52	0.105	2.090
Notable Silver Zones	*121.92*	*134.11*	*12.19*		*1.989*
	140.21	*147.83*	*7.62*		*3.088*
	164.59	*175.26*	*10.67*		*1.386*
NB-15-261	111.25	115.82	4.57	0.153	0.290
	121.92	124.97	3.04	0.171	0.475
Azi 45 Incl -70	129.54	131.06	1.52	0.103	0.590

*all intercepts utilize a cutoff of 0.1g/t gold with the exception of the stockwork zones which use a 1.0 g/t gold cutoff.



Figure1. *North Bullfrog District scale target map.*



Figure 2. *East Bullfrog area gridded gold in soil map with hotter colors representing higher gold values.*

About the North Bullfrog Project, Nevada

Corvus controls 100% of its North Bullfrog Project, which covers approximately 72 km² in southern Nevada. The property package is made up of a number of private mineral leases of patented federal mining claims and 865 federal unpatented mining claims. The project has excellent infrastructure, being adjacent to a major highway and power corridor as well as a large water right.

The North Bullfrog project includes numerous prospective gold targets at various stages of exploration with four having NI 43-101 compliant mineral resources (Sierra Blanca, Jolly Jane, Mayflower and YellowJacket). The project contains a measured mineral resource of 3.86 Mt at an average grade of 2.55 g/t gold and 19.70 g/t silver, containing 316.5k ounces of gold and 2,445k ounces of silver, an indicated mineral resource of 1.81 Mt at an average grade of 1.53 g/t gold, and 10.20 g/t silver, containing 89.1k ounces of gold and 593.6k ounces of silver and an inferred resource of 1.48 Mt at an average grade of 0.83 g/t gold and 4.26 g/t silver, containing 39.5k ounces of gold and 202.7k ounces of silver for oxide mill processing. The mineral resource for the mill process was defined by Whittle^{TM} optimization using all cost and recovery data and a breakeven cut-off grade of 0.52 g/t gold. In addition, the project contains a measured mineral resource of 0.3 Mt at an average grade of 0.25 g/t gold and 2.76 g/t silver, containing 2.4k ounces of gold and 26.6k ounces of silver, an indicated mineral resource of 22.86 Mt at an average grade of 0.30 g/t gold and 0.43 g/t silver, containing 220.5k ounces of gold and 316.1k ounces of silver and an inferred mineral resource of 176.3 Mt at an average grade of 0.19 g/t gold and 0.67 g/t silver, containing 1,077.4k ounces of gold and 3,799.2k ounces of silver for oxide, heap leach processing. The mineral resource for heap leach processing was defined by Whittle^{TM} optimization using all cost and recovery data and a breakeven cut-off grade of 0.15 g/t.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that form the basis for this news release and has approved the disclosure herein. Mr. Pontius is not independent of Corvus, as he is the CEO and holds common shares and incentive stock options.

Carl E. Brechtel, (Nevada PE 008744 and Registered Member 353000 of SME), a qualified person as defined by National Instrument 43-101, has coordinated execution of the work outlined in this news release and has approved the disclosure herein. Mr. Brechtel is not independent of Corvus, as he is the COO and holds common shares and incentive stock options.

The work program at North Bullfrog was designed and supervised by Mark Reischman, Corvus Gold's Nevada Exploration Manager, who is responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project log and track all samples prior to sealing and shipping. Quality control is monitored by the insertion of blind certified standard reference materials and blanks into each sample shipment. All resource sample shipments are sealed and shipped to ALS Chemex in Reno, Nevada, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assaying. ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

For additional information on the North Bullfrog project, including information relating to exploration, data verification and the mineral resource estimates, see "Technical Report and Preliminary Economic Assessment for Combined Mill and Heap Leach Processing at the North Bullfrog Project, Bullfrog Mining District, NYE County, Nevada" dated June 16, 2015, which is available under Corvus Gold's SEDAR profile at www.sedar.com.

About Corvus Gold Inc.

Corvus Gold Inc. is a North American gold exploration and development company, focused on its near-term gold-silver mining project at North Bullfrog, Nevada. In addition the Company controls a number of other North American exploration properties representing a spectrum of gold, silver and copper projects. Corvus is committed to building shareholder value through new discoveries and the expansion of those discoveries to maximize share price leverage in a recovering gold and silver market.

On behalf of
Corvus Gold Inc.

(signed) *Jeffrey A. Pontius*
Jeffrey A. Pontius,
Chief Executive Officer

Contact Information: Ryan Ko
                                        Investor Relations
                                        Email: info@corvusgold.com
                                        Phone: 1-888-770-7488 (toll free) or (604) 638-3246 /Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, including the potential targets and ongoing drilling for the 2015 drill program, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential to develop multiple YellowJacket style high-grade zones, the Company's belief that the parameters used in the Whittle^{TM} pit optimization process are realistic and reasonable, the potential to discover additional high grade veins or additional deposits, the potential to expand the existing estimated resource at the North Bullfrog project, the potential for any mining or production at North Bullfrog, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's 2013 Annual Information Form and latest interim Management Discussion and Analysis filed with certain securities commissions in Canada and the Company's most recent filings with the United States Securities and Exchange Commission (the "SEC"). All of the Company's Canadian public disclosure filings in Canada may be accessed via www.sedar.com and filings with the SEC may be accessed via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the "CIM Standards") as they may be amended from time to time by the CIM.

United States investors are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC's Industry Guide 7 ("SEC Industry Guide 7"). Accordingly, the Company's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms "mineral resources", "inferred mineral resources", "indicated mineral resources" and "measured mineral resources" are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit amounts. The term "contained ounces" is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a "reserve" differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a "final" or "bankable" feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. U.S. investors are urged to consider closely the disclosure in our latest reports and registration statements filed with the SEC. You can review and obtain copies of these filings at http://www.sec.gov/edgar.shtml. U.S. Investors are cautioned not to assume that any defined resource will ever be converted into SEC Industry Guide 7 compliant reserves.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.